Exhibit 12
AIRGAS, INC.
COMPUTATION OF FINANCIAL RATIOS
(in thousands, except ratios)

Ratio of Earnings to Fixed Charges	2002	2003	2004	2005	2006

EARNINGS COMPUTATION:
Add:
Pretax income from continuing operations before equity earnings and minority interest	$79,304	$108,768	$124,395	$147,627	$208,037
Fixed charges	67,849	68,767	66,848	83,139	92,553
Distributed income of unconsolidated Affiliate	901	943	724	—	—

	$148,054	$178,478	$191,967	$230,766	$300,590

Subtract:
Preferred dividend requirements of consolidated affiliate	—	—	(1,151)	(4,626)	(4,589)

Earnings for purposes of computation	$148,054	$178,478	$190,816	$226,140	$296,001

FIXED CHARGES COMPUTATION:
Interest expense (1)	$52,783	$50,639	$46,340	$57,547	$65,110
Estimate of the interest component of rent expense	15,066	18,128	19,357	20,966	22,854

Preferred dividend requirements of consolidated affiliate	—	—	1,151	4,626	4,589

Fixed charges for purposes of computation	$67,849	$68,767	$66,848	$83,139	$92,553

RATIO OF EARNINGS TO FIXED CHARGES	2.18X	2.60X	2.85X	2.72X	3.20X

(1)	includes amortization of capitalized financing costs and discount on trade receivable securitization.